UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2016

Commission File Number 000-12790

ORBOTECH LTD.

(Translation of Registrant’s name into English)

7 SANHEDRIN BOULEVARD, NORTH INDUSTRIAL ZONE, YAVNE 8110101, ISRAEL

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Attached hereto and incorporated by reference herein are the following documents:

1.	Press release issued by the Registrant on, and dated, November 2, 2016, and entitled “Orbotech Reports Third Quarter 2016 Results”.

2.	Registrant’s Condensed Consolidated Balance Sheets.

3.	Registrant’s Condensed Consolidated Statements of Operation.

4.	Registrant’s Reconciliation of GAAP to Non-GAAP Results.

5.	Registrant’s Reconciliation of GAAP Net Income to Adjusted EBIDTA.

6.	Registrant’s Condensed Consolidated Statements of Cash Flows.

*        *        *         *        *        *

Except as set forth below, the information on this Form 6-K, including the exhibits attached hereto, shall not be deemed ‘filed’ for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934.

This report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 (Registration No. 33-25782, Registration No. 33-78196, Registration No. 333-05440, Registration No. 333-06542, Registration No. 333-08404, Registration No. 333-09342, Registration No. 333-11124, Registration No. 333-12692, Registration No. 333-127979, Registration No. 333-154394, Registration No. 333-169146 and Registration No. 333-207878) of Orbotech Ltd. previously filed with the Securities and Exchange Commission.

ORBOTECH REPORTS THIRD QUARTER 2016 RESULTS

2016 third quarter highlights

•	Record revenues of $205 million

•	Gross margin of 46.9%

•	GAAP EPS of $0.51 (diluted); non-GAAP EPS of $0.68 (diluted)

2016 fourth quarter and full year guidance

•	Quarterly revenue range: $214 million to $224 million; full year revenue range: $805 million to $815 million.

•	Quarterly gross margin of approximately 47%.

YAVNE, ISRAEL, NOVEMBER 2, 2016 | ORBOTECH LTD. (NASDAQ: ORBK) (the “Company”) today announced its consolidated financial results for the quarter ended September 30, 2016.

Commenting on the results, Asher Levy, Chief Executive Officer, said: “The positive business momentum we are experiencing, combined with systematic implementation of our business model, enabled the Company to post record quarterly revenues - crossing the $200 million threshold for the first time - as well as improved gross margin and adjusted EBITDA levels, achieved by leveraging our operating infrastructure. We are pleased to report record FPD division bookings of approximately $100 million during the third quarter, reflecting strong demand for our flex OLED and Gen. 10.5 solutions. Sales of new products launched during the first half of 2016, continued to ramp up in the third quarter and contributed to our growth and profitability. In significant part, these sales also reflect Orbotech’s disciplined, consistent and methodical execution on its strategy and working plans, and are the fruit of ongoing, intensive dialogue and collaboration with key customers and leading brands of electronic products, which is an important element in maintaining technological innovation.”

Revenues for the third quarter of 2016 totaled $205.0 million, compared with $190.5 million in the third quarter of 2015, and $196.0 million in the second quarter of 2016.

In the Company’s Production Solutions for Electronics Industry segment:

•	Revenues from the Company’s semiconductor device (“SD”) business were $71.5 million (including $57.4 million in equipment sales) in the third quarter of 2016. This compares to SD revenues of $70.2 million (including $58.4 million in equipment sales) in the third quarter of 2015.

•	Revenues from the Company’s printed circuit board (“PCB”) business were $69.0 million (including $38.0 million in equipment sales) in the third quarter of 2016. This compares to PCB revenues of $64.2 million (including $34.5 million in equipment sales) in the third quarter of 2015.

•	Revenues from the Company’s flat panel display (“FPD”) business were $59.8 million (including $49.4 million in equipment sales) in the third quarter of 2016. This compares to FPD revenues of $48.5 million (including $38.6 million in equipment sales) in the third quarter of 2015.

Revenues in the Company’s other segments totaled $4.6 million in the third quarter of 2016, compared with $7.6 million in the third quarter of 2015.

Service revenues for the third quarter of 2016 were $58.0 million, compared with $53.5 million in the third quarter of 2015.

Gross profit and gross margin in the third quarter of 2016 were $96.2 million and 46.9%, respectively, compared with $86.3 million and 45.3%, respectively, in the third quarter of 2015.

GAAP net income and GAAP net income margin in the third quarter of 2016 were $24.7 million and 12.1% respectively, compared with $15.9 million, and 8.4% respectively in the third quarter of 2015.

GAAP earnings per share (diluted) for the third quarter of 2016 were $0.51 per share, compared with $0.37 per share (diluted), for the third quarter of 2015.

Adjusted EBITDA (as defined below) and adjusted EBITDA margin for the third quarter of 2016 were $43.8 million and 21.4%, respectively, compared with $37.1 million and 19.5%, respectively, in the third quarter of 2015.

Non-GAAP net income and non-GAAP net income margin for the third quarter of 2016 were $33.0 million and 16.1%, respectively, compared with $23.7 million and 12.4%, respectively, for the third quarter of 2015.

Non-GAAP earnings per share (diluted) for the third quarter of 2016 were $0.68, compared with $0.55 per share, for the third quarter of 2015.

A reconciliation of each of the Company’s non-GAAP measures to the comparable GAAP measure (the “Reconciliation”) is included at the end of this press release.

As of September 30, 2016, the Company had cash, cash equivalents (including restricted cash), short-term bank deposits and marketable securities of $217.8 million, and debt of $110 million. During the third quarter of 2016, the Company generated cash from operations of $21.8 million. As of September 30, 2016, the actual number of ordinary shares outstanding was approximately 47.5 million.

Fourth Quarter 2016 and Full Year Guidance

The Company expects revenues for the fourth quarter of 2016 to be in the range of $214 million to $224 million, and gross margin to be approximately 47%. The Company expects revenues for 2016 to be in the range of $805 million to $815 million.

Conference Call

An earnings conference call for the Company’s third quarter 2016 results is scheduled for today, November 2, 2016, at 9:00 a.m. EDT. The dial-in number for the conference call is +1-646-254-3388 or (US toll-free) 877-280-1254 and a replay will be available on telephone number +1-347-366-9565 or (US toll-free) 866-932-5017 until November 17, 2016. The pass code is 3631129 or Orbotech Q3. A live webcast of the conference call can also be heard by accessing the Company’s website at: http://edge.media-server.com/m/p/nttep6t6. The webcast will remain available for 12 months at: http://investors.orbotech.com/phoenix.zhtml?c=71865&p=irol-audioarchives.

About Orbotech Ltd.

Orbotech Ltd. (NASDAQ:ORBK) is a global innovator of enabling technologies used to manufacture the world’s most sophisticated consumer and industrial electronic products. Orbotech is a leading provider of yield enhancement and production solutions for electronics reading, writing and connecting, used by manufacturers of printed circuit boards, flat panel displays, advanced packaging, micro-electro-mechanical systems (MEMS), RF devices, power semiconductors, and other electronic components. Orbotech’s solutions include automated optical inspection and shaping, direct imaging, laser drilling, Inkjet printing, array test and repair, yield management, and etch and deposition wafer process solutions. Today, virtually every electronic device in the world is produced using Orbotech systems. For more information, visit http://www.orbotech.com/ and www.spts.com

Cautionary Statement Regarding Forward-Looking Statements

Except for historical information, the matters discussed in this press release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements relate to, among other things, future prospects, developments and business strategies and involve certain risks and uncertainties. The words “anticipate,” “believe,” “could,” “will,” “plan,” “expect” and “would” and similar terms and phrases, including references to assumptions, have been used in this press release to identify forward-looking statements. These forward-looking statements are made based on management’s expectations and beliefs concerning future events affecting Orbotech and are subject to uncertainties and factors relating to Orbotech’s operations and business environment, all of which are difficult to predict and many of which are beyond the Company’s control. Many factors could cause the actual results to differ materially from those projected including, without limitation, cyclicality in the industries in which the Company operates, the Company’s production capacity, timing and occurrence of product acceptance (the Company defines ‘bookings’ and ‘backlog’ as purchase arrangements with customers that are based on mutually agreed terms, which, in some cases for bookings and backlog, may still be subject to completion of written documentation and may be changed or cancelled by the customer, often without penalty), fluctuations in product mix, within and among divisions, worldwide economic conditions generally, especially in the industries in which the Company operates, the timing and strength of product and service offerings by the Company and its competitors, changes in business or pricing strategies, changes in the prevailing political and regulatory framework in which the relevant parties operate, including as a result of the so-called ‘Brexit’ process, or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis, the level of consumer demand for sophisticated devices such as smartphones, tablets and other electronic devices as well as automobiles, the Company’s global operations and its ability to comply with varying legal, regulatory, exchange, tax and customs regimes, the Company’s ability to achieve strategic initiatives, including related to its acquisition strategy, the Company’s debt and corporate financing activities; the final timing and outcome (each expected during the first half of 2017), and impact of the criminal matter and ongoing investigation in Korea, including any impact on existing or future business opportunities in Korea and elsewhere, any civil actions related to the Korean matter brought by third parties, including the Company’s customers, which may result in monetary judgments or settlements, expenses associated with the Korean matter, ongoing or increased hostilities in Israel and the surrounding areas, and other risks detailed in the Company’s SEC reports, including the Company’s Annual Report on Form 20-F for the year ended December 31, 2015, and subsequent SEC filings. The Company assumes no obligation to update the information in this press release to reflect new information, future events or otherwise, except as required by law.

ORBOTECH LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

U. S. dollars in thousands

(Unaudited)

	September 30 2016	December 31 2015
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$197,320	$162,102
Restricted cash	9,445	13,617
Marketable securities		409
Short-term bank deposits	3,836	9,550
Accounts receivable:
Trade	319,507	284,192
Other	43,176	55,906
Inventories	137,821	133,250

Total current assets	711,105	659,026

INVESTMENTS AND NON-CURRENT ASSETS:
Marketable securities	7,187	5,637
Funds in respect of employee rights upon retirement	8,484	8,130
Deferred income taxes	20,494	20,147
Equity method investee and other receivables	9,547	10,144

	45,712	44,058

PROPERTY, PLANT AND EQUIPMENT, net	59,560	58,982

OTHER INTANGIBLE ASSETS, net	88,885	109,635

GOODWILL	170,177	170,177

Total assets	$1,075,439	$1,041,878

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Current maturities of long-term loan	$20,000	$13,937
Accounts payable and accruals:
Trade	62,303	65,037
Other	106,463	94,930
Deferred income	27,492	29,282

Total current liabilities	216,258	203,186

LONG-TERM LIABILITIES:
Long-term loan, net	88,156	218,372
Liability for employee rights upon retirement	23,614	21,535
Deferred income taxes	14,557	16,984
Other tax liabilities	8,800	14,045

Total long-term liabilities	135,127	270,936

Total liabilities	351,385	474,122

EQUITY:
Share capital	2,369	2,209
Additional paid-in capital	415,833	306,612
Retained earnings	414,528	360,721
Accumulated other comprehensive loss	(8,103)	(1,506)

	824,627	668,036
Less treasury shares, at cost	(99,539)	(99,539)

Total Orbotech Ltd. shareholders’ equity	725,088	568,497
Non-controlling interest	(1,034)	(741)

Total equity	724,054	567,756

Total liabilities and equity	$1,075,439	$1,041,878

CONDENSED CONSOLIDATED STATEMENTS OF OPERATION

U.S. dollars in thousands (except per share data)

(Unaudited)

	9 months ended September 30		3 months ended September 30
	2016	2015	2016	2015

Revenues	$591,360	$564,282	$204,953	$190,503
Cost of revenues	319,634	309,096	108,739	104,158

Gross profit	271,726	255,186	96,214	86,345

Operating expenses:

Research and development, net	80,049	76,258	27,345	25,439
Selling, general and administrative	92,357	89,121	31,068	30,094
Equity in earnings of Frontline	(2,311)	(3,976)	(634)	(1,754)
Amortization of intangible assets	20,750	23,547	7,615	7,519
Gain from the sale of the Thermal product business		(628)

Total operating expenses	190,845	184,322	65,394	61,298

Operating income	80,881	70,864	30,820	25,047
Financial expenses - net	15,318	18,406	1,171	6,138

Income before taxes on income	65,563	52,458	29,649	18,909
Taxes on income	11,599	11,137	4,885	2,769
Share in losses of equity method investee	450	415	150	200

Net income	53,514	40,906	24,614	15,940
Net gain (loss) attributable to the non-controlling interests	(293)	182	(99)	21

Net income attributable to Orbotech Ltd.	$53,807	$40,724	$24,713	$15,919

Basic earnings per share	$1.20	$0.96	$0.52	$0.37

Diluted earnings per share	$1.17	$0.94	$0.51	$0.37

Weighted average number of shares (in thousands) used in computation of:
Basic earnings per share	44,867	42,266	47,397	42,557
Diluted earnings per share	45,813	43,237	48,385	43,491

ORBOTECH LTD.

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

U.S. dollars in thousands (except per share data)

(Unaudited)

	9 months ended September 30		3 months ended September 30
	2016	2015	2016	2015

Reported operating income on GAAP basis	$80,881	$70,864	$30,820	$25,047
Equity-based compensation expenses	4,319	2,597	1,361	848
Amortization of intangible assets	20,750	23,547	7,615	7,519
Gain from the sale of the Thermal product business		(628)

Non-GAAP operating income	$105,950	$96,380	$39,796	$33,414

Reported net income attributable to Orbotech Ltd. on GAAP basis	$53,807	$40,724	$24,713	$15,919
Equity-based compensation expenses	4,319	2,597	1,361	848
Amortization of intangible assets	20,750	23,547	7,615	7,519
Gain from the sale of the Thermal product business		(628)
Tax adjustments re non-GAAP adjustments	(2,410)	729	(887)	(782)
Share in losses of equity method investee	450	415	150	200
Charges associated with the retirement of the 2014 Credit Agreement	6,228

Non-GAAP net income	$83,144	$67,384	$32,952	$23,704

GAAP earnings per diluted share	$1.17	$0.94	$0.51	$0.37

Non-GAAP earnings per diluted share	$1.81	$1.56	$0.68	$0.55

Shares used in earnings per diluted share calculation-in thousands	45,813	43,237	48,385	43,491

ORBOTECH LTD.

RECONCILIATION OF GAAP NET INCOME TO ADJUSTED EBITDA

U.S. dollars in thousands

(Unaudited)

	9 months ended September 30		3 months ended September 30
	2016	2015	2016	2015

Net income attributable to Orbotech Ltd. on GAAP basis	$53,807	$40,724	$24,713	$15,919
Minority interest and equity losses	157	597	51	221
Taxes on income	11,599	11,137	4,885	2,769
Financial expenses	15,318	18,406	1,171	6,138
Depreciation and amortization	32,997	34,739	11,599	11,221
Gain from the sale of the Thermal product business		(628)
Equity-based compensation expenses	4,319	2,597	1,361	848

ADJUSTED EBITDA	$118,197	$107,572	$43,780	$37,116

ORBOTECH LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

(Unaudited)

	9 months ended September 30		3 months ended September 30
	2016	2015	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$53,514	$40,906	$24,614	$15,940
Adjustment to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	32,997	34,739	11,599	11,221
Compensation relating to equity awards granted to employees and others - net	4,319	2,597	1,361	848
Increase in liability for employee rights upon retirement, net	1,531	155	652	362
Long- term loans discount amortization	1,866	572		175
Deferred financing costs amortization	5,585	1,531	125	493
Deferred income taxes	(2,774)	448	(1,096)	(355)
Amortization of premium and accretion of discount on marketable Securities, net	112	131	18	32
Equity in earnings of Frontline, net of dividend received	1,105	190	266	(412)
Other	631	704	243	90
Gain from the sale of the Thermal product business		(628)
Decrease (increase) in accounts receivable:
Trade	(35,315)	(31,787)	(28,091)	(37,345)
Other	608	(4,099)	4,311	(4,668)
Increase (decrease) in accounts payable and accruals:
Trade	(2,734)	(5,829)	938	7,058
Deferred income	(1,790)	(8,289)	(246)	(730)
Other	4,202	6,080	10,598	8,073
Decrease (increase) in inventories	(4,571)	17,310	(3,456)	7,036

Net cash provided by operating activities	59,286	54,731	21,836	7,818

CASH FLOWS FROM INVESTING ACTIVITIES:

Purchase of property, plant and equipment	(17,387)	(11,356)	(5,272)	(4,237)
Consideration received for the sale of the Thermal product business	12,000	10,000
Withdraw of (investment in) bank deposits	5,714	5,966	(774)	4,501
Purchase of marketable securities	(4,836)	(154)	(2,592)
Redemption of marketable securities	3,617		1,280
Investment in equity method investee	(1,000)	(1,500)
Proceeds from disposal of property, plant and equipment
Decrease (increase) in restricted cash	4,172	(75)	3,371	2,904
Increase in funds in respect of employee rights upon retirement	194	445	68	52

Net cash provided by (used in) investing activities	2,474	3,326	(3,919)	3,220

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of long-term loan	(239,635)	(28,932)		(8,182)
Bank loan, net of $2 millions financing costs	108,031
Issuance of shares, net	99,962
Employee stock options exercised	5,100	7,585	1,636	1,424

Net cash provided by (used in) financing activities	(26,542)	(21,347)	1,636	(6,758)

Net increase in cash and cash equivalents	35,218	36,710	19,553	4,280
Cash and cash equivalents at beginning of period	162,102	136,367	177,767	168,797

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$197,320	$173,077	$197,320	$173,077

Non-GAAP Financial Measures

Non-GAAP net income, non-GAAP net income margin, non-GAAP net income per share detailed in the Reconciliation exclude charges, income or losses, as applicable, related to one or more of the following: (i) equity-based compensation expenses; (ii) certain items associated with acquisitions, including amortization of intangibles and acquisition costs; (iii) certain items associated with sale or disposition of businesses; (iv) tax impact; and/or (v) share in losses of equity method investee and amounts associated with non-controlling interests company; and/or (vi) charges associated with the financing activities related to the retirement of the abovementioned 2014 Credit Agreement.

The Company uses the non-GAAP measures indicated in the Reconciliation to supplement the Company’s financial results presented on a GAAP basis. These non-GAAP measures exclude equity based compensation expenses, amortization of intangible assets, share in losses/profits of associated companies, as well as certain financial and other expenses and items that are believed to be helpful in understanding and comparing past operating and financial performance with current results. Management uses all of the non-GAAP measures to evaluate the Company’s operating and financial performance in light of business objectives and for planning purposes. These measures are not in accordance with GAAP and may differ from non-GAAP methods of accounting and reporting used by other companies. Orbotech believes that these measures enhance investors’ ability to review the Company’s business from the same perspective as the Company’s management and facilitate comparisons with results for prior periods. In addition, these non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. However, the non-GAAP measures presented are subject to limitations as an analytical tool because they exclude certain recurring items (such as, equity compensation, financial expense and amortization of intangible assets) as described below and in the Reconciliation. The presentation of this additional non-GAAP information should not be considered in isolation or as a substitute for net income; net income attributable to Orbotech Ltd. or earnings per share prepared in accordance with GAAP, and should be read only in conjunction with the Company’s consolidated financial statements prepared in accordance with GAAP. For a quantification of the adjustments made to comparable GAAP measures, please see the Reconciliation.

The effect of equity-based compensation expenses has been excluded from the non-GAAP measures. Although equity-based compensation is a key incentive offered to employees, and the Company believes such compensation contributed to the revenues earned during the periods presented and also believes it will contribute to the generation of future period revenues, the Company continues to evaluate its business performance excluding equity based compensation expenses. Equity-based compensation expenses will recur in future periods.

The effects of amortization of intangible assets have also been excluded from the measures. This item is inconsistent in amount and frequency and is significantly affected by the timing and size of acquisitions and dispositions. Investors should note that the use of intangible assets contributed to revenues earned during the periods presented and will contribute to future period revenues as well. Amortization of intangible assets will recur in future periods and the Company may be required to record impairment charges in the future. The Company believes that it is useful for investors to understand the effects of these items on total operating expenses.

The effects of a sale or disposition of a business have also been excluded from the non-GAAP measures. This item is inconsistent in amount and frequency. By excluding the item from the non-GAAP measures, management is better able to evaluate the Company’s ability to utilize its existing businesses and estimate the long-term value that remaining businesses will generate for the Company. Furthermore, the Company believes that this adjustment correlates more closely with the sustainability of the Company’s operating performance.

Adjusted EBITDA is also a non-GAAP financial measure. The Company defines adjusted EBITDA as net income attributable to Orbotech Ltd., further adjusted, in addition to the items described above, to exclude taxes on income, financial expenses (income) – net and depreciation. The Company presents adjusted EBITDA because it considers it to be an important supplemental measure and believes it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in Orbotech’s industry. Adjusted EBITDA margin is a measurement of Orbotech’s adjusted EBITDA as a percentage of its revenues. Although the Company believes its presentation of adjusted EBITDA is useful, its adjusted EBITDA measure may not be comparable to similarly named measures presented by other companies.

For more information about all of the foregoing items, see the Reconciliation, the Company’s Annual Report on Form 20-F filed with the SEC for the year ended December 31, 2015, and its other SEC filings.

Company Contact: Rami Rozen Director of Investor Relations Orbotech Ltd Tel: +972-8-942 3582 Rami.rozen@orbotech.com	Tally Kaplan Porat Head of Corporate Marketing Orbotech Ltd Tel: +972-8-942 3603 Tally-Ka@orbotech.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBOTECH LTD.
(Registrant)

By:	/s/ Ran Bareket
Ran Bareket
Corporate Vice President and
Chief Financial Officer

Date:	November 3, 2016